TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E. - SUITE 5200

ATLANTA, GEORGIA  30308-2216

www.troutmansanders.com

TELEPHONE:  404-885-3000

FACSIMILE: 404-885-3900

W. Brinkley Dickerson, Jr.	Direct Dial:	404-885-3822
brink.dickerson@troutmansanders.com	Direct Fax:	404-962-6743

May 9, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Ta Tanisha Meadows
Staff Accountant

	RE:	Zale Corporation
Item 4.01 Form 8-K
Filed May 1, 2008
File No. 001-04129

Dear Ms Meadows:

                The following are the responses of Zale Corporation (“Zale”) to the Staff’s comments on the Form 8-K filed May 1, 2008 transmitted in a letter from the Staff dated May 2, 2008.  We are submitting this letter on behalf of Zale, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to Zale.

Item 4.01 Form 8-K filed on May 1, 2008

Comment No. 1:

It appears the circumstances you describe represent a future dismissal of your independent accountants.  Please note that you are required to file an amended Form 8-K when KPMG has completed all audit related work with respect to their engagement.  We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date.  The amendment should include another letter from KPMG confirming that they agree with the updated disclosures, if true.  Please acknowledge this obligation to file the Form 8-K amendment and provide the disclosures required by Item 304(a)(1).

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

Response:

We acknowledge that Zale is obligated to file a Form 8-K amendment and provide the disclosures required by Item 304(a)(1) once KPMG has completed all of its work

Comment No. 2:

Please tell us why the material weakness in internal control over financial reporting disclosed in the third paragraph is not a reportable event that should be disclosed in accordance with Item 304(a)(1)(v) of Regulation S-K.  Otherwise, please revise to provide the disclosure required by Item (a)(1)(iv) of Regulation S-K.

Response:

We assume that you are referring to Item 304(a)(1)(iv)(A), which requires disclosure where an accountant has advised the registrant that its “internal controls necessary for the registrant to develop reliable financial statements do not exist.”  Although we do not read KPMG’s opinion dated October 12, 2006, as triggering this disclosure, in connection with the amendment discussed above, we will (A) describe the material weakness (which already is described to some extent in the Form 8-K), (B) confirm that KPMG discussed the material weakness with Zale’s audit committee (which it was required to do and in fact did), and (C) state that Zale has authorized KPMG to discuss the material weakness with E&Y (which E&Y was required to discuss with KPMG under its engagement acceptance requirements).  Given the nature of this disclosure, we do not believe that the deferral of this disclosure until the amendment (which will be filed within the next 30 days) is significant.

Comment No. 3:

Please tell us the extent to which the material weakness identified resulted in any financial statement adjustment, the quarter in which the adjustment was recorded and the reason(s) why the adjustment is in the appropriate quarter.

Response:

The internal control deficiency that resulted in the material weakness that was reported related to the creation and maintenance of documentation under SFAS 133.  This deficiency had not yet caused a material error, but instead had the potential of causing one, and hence was categorized as a material weakness.  As a result, there was no adjustment to the financial statements.

Exhibit 10.1

Comment No. 4:

We note that you filed the accountants’ letter under the exhibit number reserved for material contracts.  Please amend your filing to file the letter under the correct exhibit number.  Refer to Item 601(b)(16) of Regulation S-K.

Response:

The reference to “10” was a typographical error and will be corrected as part of the amendment.

*              *              *              *              *

In preparing our response to the comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on our filing.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.

Very truly yours,

W. Brinkley Dickerson, Jr.
Enclosures
cc:	Rodney Carter (Zale)
Hilary Molay (Zale)
Cindy Gordon (Zale)
Eric Koontz (Troutman)